JNL SERIES TRUST
JNL INVESTORS SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 15, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Registrant:
JNL Series Trust
File Nos. 033-87244 and 811-8894

Co-Registrant:
JNL Investors Series Trust
File Nos. 333-43300 and 811-10041

Dear Sir/Madam:

On behalf of JNL Series Trust and JNL Investors Series Trust (each a “Trust” and together, the “Trusts”) enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trusts and its contract owners in connection with a special meeting of shareholders.  The proposals for consideration by shareholders of the Trusts are as follows:

1.
To approve new investment advisory agreements for each fund that is a series of the Trusts (each, a “Fund” and together, the “Funds”) listed on Appendix A with JNAM prompted by the IPO or the Demerger (the Demerger being a Change of Control Event), and to approve, under certain circumstances in connection with the IPO only, any future advisory agreements prompted by Change of Control Events that occur as part of the IPO (but not the Demerger);

2.
To approve new investment sub-advisory agreements between JNAM and each of the respective sub-advisers listed on Appendix B and, as applicable, new investment sub-sub-advisory agreements between each of the respective sub-advisers and sub-sub-advisers listed on Appendix B, prompted by the IPO or the Demerger (the Demerger being a Change of Control Event), and to approve, under certain circumstances in connection with the IPO only, any future sub-advisory and sub-sub-advisory agreements prompted by Change of Control Events that occur as part of the IPO (but not the Demerger);

3.
To approve new distribution agreements with JNLD for each Fund that is a series of the Trusts, prompted by the IPO or the Demerger (the Demerger being a Change of Control Event), and to approve, under certain circumstances in connection with the IPO only, any future distribution agreements prompted by Change of Control Events that occur as part of the IPO (but not the Demerger); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The shareholder’s meeting is scheduled to be held on March 27, 2020. If you have any questions concerning this filing, please contact me at (517) 574-2089.

Very truly yours,

/s/ Emily J. Bennett

Emily J. Bennet
Assistant Secretary